Reply to:	Virgil Z. Hlus
Direct Tel:	604.891.7707
Email:	vzh@cwilson.com
File No:	28313-0001

March 2, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
USA

Attention: Maryse Mills-Apenteng, Special Counsel

Dear Sirs:

Re:	CounterPath Corporation (the “Company”)
Registration Statement on Form S-3
File No. 333-200993

We write in response to your letter of February 20, 2015 to Donovan Jones, President and Chief Executive Officer of the Company. The Company’s responses are numbered in a manner that corresponds with your comments.

General

1.

We note your response to prior comment 1 and we are unable to concur with your conclusion. The indenture covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective, subject to certain exemptions for eligible filers. The indenture may not be qualified by post-effective amendment except in the case of an automatic shelf registration statement. Refer to footnote 527 of SEC Release No. 8591. See also the guidance in Question 201.02 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations. Therefore, as previously requested, please file the form of indenture as an exhibit to your registration statement prior to effectiveness.

The Company has amended the Form S-3 to file the forms of indentures as exhibits.

Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus*

VZH/pat

cc: CounterPath Corporation
Attn: Donovan Jones

* Admitted to practice in: British Columbia; California